UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
23 May 2013

PEARSON: BOARD CHANGE AND EXECUTIVE APPOINTMENTS

Pearson, the world's leading learning company, is today announcing a new organization structure and the appointment of a new leadership team. The changes are designed to accelerate Pearson's push into digital learning, education services and emerging markets, which the company views as significant growth opportunities.

Under the new structure, Pearson will organize around three global lines of business - School, Higher Education and Professional - and three geographic market categories - North America, Growth and Core.

The leaders of these businesses will be:

School                          Doug Kubach
Higher Education       Tim Bozik
Professional                John Ridding
North America            Don Kilburn
Growth markets          Tamara Minick-Scokalo
Core markets               Rod Bristow

Global lines of business will have primary responsibility for strategy and product development, while geographies have primary responsibility for customer relationships, sales, marketing and product delivery.

In addition, Genevieve Shore, currently Pearson chief technology officer, will take on a new role as chief product and marketing officer.

The changes will take effect on 1 January 2014 and, to provide investors with greater insight into business trends and performance, Pearson intends to report its sales and profits by both lines of business and geography from 2014.

As a result of the new organization structure, Will Ethridge (currently chief executive of Pearson North America) will step down from his role and from the Pearson plc Board on 31 December 2013. He will continue to work for Pearson in an advisory capacity.

Glen Moreno, chairman, said:
"North American Education has been a powerhouse for Pearson for many years and Will has been at the heart of its success. He has developed a strong team of executives and ensured they are ready to take on these new responsibilities. We thank him for his significant contribution to Pearson as a leader and board director."

John Fallon, chief executive, said:
"This new organization structure flows directly from the strategy that we set out earlier this year. It is designed to make Pearson more digital, more services-oriented, more focused on emerging economies and more accountable for learning outcomes. This is a significant change in the way we run the company that will take time and sustained commitment, but it is one we must make to be able to accelerate the execution of our global education strategy."

"Will has played a central role both in Pearson's success over many years and in the global strategy we are now pursuing; I am grateful for his leadership and support and pleased that Pearson will continue to be able to draw on his unique experience and insights."

ENDS

For more information:
Simon Mays-Smith/ Charles Goldsmith                           +44 (0) 20 7010 2310

Notes to editors:

Doug Kubach is currently chief executive of Pearson's Assessment & Instruction group in North America, which includes K-12 instructional resources, learning assessment, state and national testing, teacher licensure testing, clinical and talent assessment and early childhood programmes. Doug joined Pearson's education business in 2000 as senior vice president strategy and chief technology officer for North America, and became head of Pearson's US assessment business in 2004. Before joining Pearson, Doug was the CTO for McGraw-Hill Education.

Tim Bozik is chief executive of Pearson's US Higher Education business, a position he has held since early 2012. Tim joined Pearson in 1983 as a sales representative and has since held several leadership roles in product development and higher education, where his work has included a focus on the role of technology, data and analytics to improve access, achievement and affordability. Tim has also helped lead Pearson's education activities in India, which include content, educational services, tutoring and vocational training.

John Ridding has been chief executive of the Financial Times since 2006 and took on additional responsibilities as chief executive of the FT Group in 2013. During his tenure, the FT has expanded its global and digital operations, and has made such acquisitions as Money-Media and Medley Global Advisors. John has been with the FT for more than 20 years in both editorial and executive positions, including as deputy editor of the Financial Times and editor and publisher of the Financial Times Asia (where he launched FTChinese.com, the company's Chinese language website). While based in Hong Kong, John was also President of Pearson Asia. Before joining the FT, John worked at Oxford Analytica.

Don Kilburn is currently vice chairman of Pearson Higher Education North America and chief executive of Pearson Learning Solutions, overseeing the group that delivers solutions for online learning, college and career readiness and workforce education to schools, higher education institutions, government and professional associations. In this capacity he also manages the go-to-market sales organization for Pearson Higher Education North America. Don joined Pearson in 1998 as president of Pearson Custom Publishing, which produces bespoke solutions for higher education. He took on his current assignment in 2008, with additional responsibilities for institutional solutions and enterprise technology sales and building out new digital and services offers. Before joining Pearson, Don was president of Simon & Schuster Custom Publishing.

Tamara Minick-Scokalo is president of Pearson Europe, Middle East and Africa and interim co-CEO of Pearson International. She joined Pearson in 2012 as president of the EMEA education business. Tamara was previously CEO of Trax, a privately funded technology business, and worked in marketing and operational roles at Procter & Gamble, Cadbury and Kraft.

Rod Bristow is president of Pearson UK and interim co-CEO of Pearson International. Rod joined Pearson in 1988 and has since served in several management roles including president for Higher Education, Schools and Professional in Europe, the Middle East and Africa. Since 2010 he has been president of Pearson UK, which includes Pearson's education business and awarding body Edexcel.

Genevieve Shore is currently chief information officer and director of digital strategy for Pearson. She joined Pearson in 2002 as the UK sales director for Penguin before becoming the director of digital strategy for Penguin in 2007. In 2009, Genevieve was appointed to the new position of director of digital strategy for Pearson, and then in 2010 also took on the CIO role and has led the transformation of Pearson's core technology platforms.

PEARSON plc

Date: 23 May 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary